Ballard Power Systems Inc.	Have questions about this notice? Call the Toll Free Number below to find out more

Toll Free within North America : 1- 855-887-2244

Notice of Availability of Proxy Materials for Ballard Power Systems Inc. Annual Meeting

Meeting Date and Location:

When:	Wednesday, June 7, 2017 1:00 p.m. (Pacific Daylight Time)	Where:	9000 Glenlyon Parkway Burnaby, BC V5J 5J8, Canada

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

http://ballard.com/investors/financial-reports/

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 19, 2017. If you do request the current materials, please note that another Voting Instruction Form will not be sent; please retain your current one for voting purposes.

Request materials by calling Toll Free, within North America at 1-877-907-7643, and entering your control number as indicated on your Voting Instruction Form.

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Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below. More information regarding these matters can be found in the “Matters to be Voted Upon” section of the Information Circular.

1.	Election of Directors

2.	Appointment of Auditors

3.	Advisory Vote on Approach to Executive Compensation

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form. Your Voting Instruction Form must be received by 1:00 pm PST, on June 5, 2017.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING